

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 7, 2010

Mr. Paul Zhang
Chief Financial Officer and Vice President Finance
Minco Gold Corporation
Suite #2722, 1055 West Georgia Street, PO Box 11176
Vancouver, British Columbia, Canada V6E 3P3

> **Re:** **Minco Gold Corporation**
> **Form 20-F/A2 for the Fiscal Year Ended December 31, 2008**
> **Filed May 3, 2010**
> **File No. 001-32670**

Dear Mr. Zhang:

    We have completed our review of your Form 20-F/A2 and related filings, and have no further comments at this time.

                                Sincerely,

                                Christopher J. White
                                Branch Chief